Mail Stop 4561

March 2, 2006

By U.S. Mail and facsimile to (415) 975-6871.

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

   Re: Wells Fargo & Company
   Form 10-K for the Fiscal Year Ended December 31, 2004
   Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
   June 30, 2005 and September 30, 2005
   File No. 001-02979

Dear Mr. Atkins:

   We have reviewed your response filed on January 26, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your response. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004:

General

   1. We refer you to prior comments three and four in our previous comment letter dated December 9, 2006. Please quantify the approximate amounts of annual revenues and expenses associated with the customer ties and other contacts that

you identified in your January 13, 2006 response. Your response should discuss whether you believe these contacts are material to you, and the reasons you do not believe the accounts you discussed in your January 13 response constitute a material investment risk to your security holders. You should also discuss whether you believe the other contacts you identified in your January 13 letter constitute a material investment risk to your security holders, and the reasons underlying your conclusion.

2. Please address the qualitative factors underlying your assessment. For example, you did not address the potential impact of the investor sentiment expressed by the legislation identified in prior comment four, or explain how the compliance efforts you discussed affect your conclusion as to whether or not your contacts with Iran, Sudan and Syria are material to you or constitute a material investment risk to your security holders.

* * * * *

As appropriate, please provide us with your response within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463, James Lopez at (202) 551-3536, or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief